SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

 MARKET NOTICEREGARDING THE RESULTS OF THE BOOKBUILDING PROCEDURE WITHIN THE SCOPE OF THE PUBLIC OFFERING, UNDER THE AUTOMATIC REGISTRATION PROCEDURE, OF SIMPLE DEBENTURES, NON-CONVERTIBLE INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES, OF THE 11TH (ELEVENTH) ISSUANCE OFAXIA ENERGIA S.A. CNPJ no. 00.001.180/0001-26in the total amount of R$ 500,000,000.00 (five hundred million reais)ISIN CODE OF DEBENTURES: BRAXIADBS0I5Final Issue Risk Rating of “brAAA” assigned by Standard & Poor’s Ratings do Brasil Ltda.**This rating was made on July 21, 2026; the characteristics of this security are subject to change.DISCLOSURE OF A PROSPECTUS WAS WAIVED, PURSUANT TO ITEM I OF ARTICLE 9, AND OF THE INFORMATION SHEET, IN ACCORDANCE WITH §1 OF ARTICLE 23, BOTH OF CVM RESOLUTION 160 (AS DEFINED BELOW) FOR THE EXECUTION OF THIS OFFER (AS DEFINED BELOW).1 SECURITY OFFERED AND IDENTIFICATION OF THE OFFERORAXIA ENERGIA S.A., a corporation registered as a securities issuer, category “A”, with the Brazilian Securities and Exchange Commission (“CVM”), in an operational phase, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Avenida Graça Aranha, nº 26, Loja A, Centro, CEP 20.030-900, registered with the National Register of Legal Entities of the Ministry of Finance (“CNPJ”) under no. 00.001.180/0001-26, with its constitutive acts registered with the Board of Trade of the State of Rio de Janeiro (“JUCERJA”) under NIRE 33.300.346.767 (“Issuer”), together with BTG PACTUAL INVESTMENT BANKING LTDA., an institution that is part of the securities distribution system, with an office in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, nº 3.477, 14º andar, CEP 04538-133, registered with the CNPJ under no. 46.482.072/0001-13 (“Lead Coordinator”) and with XP INVESTIMENTOS CORRETORA DE CÂMBIO, TÍTULOS E VALORES MOBILIÁRIOS S.A., a financial institution that is part of the securities distribution system, headquartered in the city of Rio de Janeiro, state of Rio de Janeiro, at Praia do Botafogo, nº 501, bloco 1, CEP 22.250-911, enrolled with the CNPJ under No. 02.332.886/0001- 04 (“XP Investimentos” and, together with the Lead Coordinator, the “Coordinators”), hereby ANNOUNCE that, on July 24, 2026, the procedure for collecting investment intentions, organized by the Coordinators, with or without receiving reserves, without minimum or maximum lots, was carried out to verify the demand for the Debentures (“Bookbuilding Procedure"), within the scope of the public offering for the distribution of simple debentures, not convertible into shares, of the unsecured type, in a single series, of the 11th (eleventh) issuance of the Issuer ("Debentures“ and "Issuance", respectively), which are subject to public distribution, under the automatic registration procedure, without prior analysis by CVM, pursuant to Law No. 6.385, of December 7, 1976, as amended, of CVM Resolution No. 160, of July 13, 2022, as in force (" CVM Resolution 160") and other applicable legal and regulatory provisions (“Offer”), with the intermediation of the Coordinators, intended exclusively for professional investors, as defined under the terms of articles 11 and 13 of CVM Resolution No. 30, of May 11, 2021, as amended (“Professional Investors”), as provided for in the “Private Instrument of Issuance Deed of the 11th (Eleventh) Issuance of Simple Debentures, Not Convertible into Shares, of the Unsecured Type, in a Single Series, for Public Distribution, under the Automatic Registration Procedure, of AXIA Energia S.A.”, entered into on July 17, 2026, between the Issuer and VÓRTX DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIO LTDA., a financial institution authorized to operate by the Central Bank of Brazil, incorporated as a limited liability company, headquartered in the city of São Paulo, State of São Paulo, at Rua Gilberto Sabino, nº 215, Conjunto 41, Sala 2, Pinheiros, CEP 05.425-020, enrolled with the CNPJ under No. 22.610.500/0001- 88, as trustee, representing the communion of the holders of the Debentures (“Trustee” and “Original Issuance Deed”, respectively), as amended, on this date, pursuant to the “Private Instrument for the 11th (Eleventh) Issue of AXIA Energia S.A.’s Simple Debentures, Not Convertible into Shares in a Single Series Intended for Public Distribution under the Automatic Registration Procedure" ("First Amendment to the Issuance Deed" and, together with the Original Issuance Deed, “Issuance Deed"), having been defined that (i) the Debentures will have the following Remuneration: on the Restated Unit Par Value (as defined in the Issuance Deed) of the Debentures will bear interest equivalent to 7.9537% (seven integers and nine thousand, five hundred and thirty-seven tenths of a thousandth percent), based on two hundred and fifty-two (252) Business Days (as defined in the Issuance Deed), to be calculated according to the formula contained in the Issuance Deed; and (ii) in case of Full Optional Early Redemption (as defined in the Issuance Deed), the Redemption Premium Factor (as defined in the Issuance Deed) shall be -0.40% (negative forty hundredths of a percent), base 252 (two hundred and fifty-two) Business Days, and, in the event of Optional Extraordinary Amortization (as defined in the Issuance Deed), the Amex Premium Factor (as defined in the Issuance Deed) will be -0.40% (negative forty hundredths of a percent), based on 252 (two hundred and fifty-two) Business Days.As there was no excess demand greater than 1/3 (one third) of the number of Debentures offered, the placement of Debentures to Offering Investors who are Related Persons (as defined in the Issuance Deed) was accepted. Therefore, Related Persons may participate in the Offer.2 ADDITIONAL INFORMATIONAdditional information regarding the Issue, the Offer, the distribution and the Debentures may be obtained from the Coordinators or from the CVM.The capitalized terms used in this "Market Notice Regarding the Result of the Bookbuilding Procedure in the Scope of the Public Offering for Distribution, under the Automatic Registration Procedure, of Simple Debentures, not Convertible into Shares, of the Unsecured Type, in Single Series, of the 11th (Eleventh) Issue of AXIA Energia S.A." (“Market Notice"), which are not defined herein, shall have the meaning assigned to them in the Issuance Deed.REGISTRATION OF THE PRESENT PUBLIC DISTRIBUTION OFFER SHALL NOT IMPLY, ON THE PART OF THE CVM, GUARANTEE OF THE TRUTHFULNESS OF THE INFORMATION PROVIDED OR JUDGMENT ON THE QUALITY OF THE ISSUER, AS WELL AS ON THE DEBENTURES TO BE DISTRIBUTED. THE SECURITIES SUBJECT TO THE OFFER ARE PRIMARILY EXPOSED TO THE CREDIT RISK OF THE ISSUER.CAREFULLY READ THE TERMS AND CONDITIONS OF THE ISSUANCE DEED AND THE ISSUER’S REFERENCE FORM BEFORE MAKING YOUR INVESTMENT DECISION, PARTICULARLY THE "RISK FACTORS" SECTIONS OF THE ISSUER’S REFERENCE FORM, TO ASSESS THE RISKS THAT SHOULD BE CONSIDERED BEFORE INVESTING IN THE DEBENTURES.THE MARKET OFFER IS IRREVOCABLE, BUT MAY BE SUBJECT TO PREVIOUSLY INDICATED CONDITIONS THAT CORRESPOND TO A LEGITIMATE INTEREST OF THE ISSUER AND WHOSE IMPLEMENTATION DOES NOT DEPEND ON DIRECT OR INDIRECT ACTION BY THE ISSUER OR PERSONS LINKED TO IT, PURSUANT TO ARTICLE 58 OF CVM RESOLUTION 160.THE INFORMATION CONTAINED IN THIS MARKET NOTICE HAS NOT BEEN ANALYZED BY THE CVM, ANBIMA, OR BY ANY SELF-REGULATORY ENTITY.CONSIDERING THAT THE OFFER IS SUBJECT TO THE AUTOMATIC REGISTRATION PROCEDURE FOR DISTRIBUTION, REGISTRATION OF THE OFFER DOES NOT REQUIRE PRIOR ANALYSIS BY THE CVM AND ANBIMA. ACCORDINGLY, THE DOCUMENTS RELATING TO THE DEBENTURES AND THE OFFER HAVE NOT BEEN AND SHALL NOT BE SUBJECT TO REVIEW BY THE CVM AND/OR ANBIMA, INCLUDING, WITHOUT LIMITATION, THIS MARKET NOTICE AND ALL OTHER OFFER DOCUMENTS.FURTHER INFORMATION ABOUT THE DISTRIBUTION MAY BE OBTAINED FROM THE COORDINATORS AND OTHER INSTITUTIONS PARTICIPATING IN THE DISTRIBUTION CONSORTIUM, OR FROM THE CVM.THE DEBENTURES SHALL BE SUBJECT TO RESALE RESTRICTIONS, AS INDICATED IN ARTICLE 86, ITEM I, OF CVM RESOLUTION 160.Rio de Janeiro, July 27, 2026.LEAD COORDINATORCOORDINATOR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.